Aurora Cannabis to Build "Aurora Sun", 1.2 Million Square Foot Facility in Medicine Hat, Alberta

150,000+ kg Per Year, High-Technology, Ultra Efficient, Low-Cost Facility Designed and Engineered by Aurora Larssen Projects
(ALPS)

TSX: ACB

EDMONTON, April 16, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced it is acquiring approximately 71 acres of land in Medicine Hat, Alberta, where the Company intends shortly to commence construction on a new high-technology hybrid greenhouse cannabis production facility. To this end, the Company has signed a memorandum of understanding with the City of Medicine Hat, concerning terms and a general understanding of potential transactions, including a prospective 10-year, 42 MW energy supply agreement.

The new facility, to be designed and engineered by the Company's wholly owned Aurora Larssen Projects Inc. division, will be named "Aurora Sun" in recognition of Medicine Hat's status as the sunniest city in Canada, with more than 2,500 hours of sunshine per year. At 1,200,000 square foot, or over 21 football fields, the footprint of Aurora Sun will be 50% larger than Aurora's Sky, a 100,000+ kg per year Health Canada licensed facility the Company is completing at Edmonton International Airport.

To date, Aurora has approximately 280,000 kg per year of funded capacity. With the addition of Aurora Sun, total capacity will increase to over 430,000 kg per year. In addition to the domestic medical cannabis market, in which the Company already services approximately 45,000 patients, the new facility is intended to serve both the pending legal Canadian adult consumer market, and the quickly expanding international market.

The global market is experiencing a massive excess of demand over supply for legal, regulated medical cannabis, with extremely rapid growth. This situation is expected to continue for a number of years, and only a small number of producers around the world have the experience in regulated cultivation, the production capacity and the access to capital to successfully exploit this opportunity. Aurora, currently exporting to Germany and Italy, with a combined population in excess of 140 million, intends to supply additional European medical cannabis markets now coming online, and will devote a significant proportion of its increasing production capacity to export the Company's high-quality cannabis products into these undersupplied high-margin markets.

Facility Characteristics

Like Aurora Sky, currently the world's most advanced cannabis production facility, and Aurora Nordic, soon to begin construction in Denmark, Aurora Sun will be a high-technology, highly automated facility designed to deliver massive capacity, high production efficiency, ultra-low operating costs and robust margins.

•	The facility measures 1,200,000 square feet, the size of more than 21 football fields, and is readily expandable to 1,500,000 square feet
•	The facility will have approximately 850,000 square feet of flowering space, larger than the entire Aurora Sky facility
•

Like all Aurora facilities, Aurora Sun will be built in compliance with European Union (EU) Good Manufacturing Practices (GMP) standards, ensuring product from the facility can be exported anywhere in the world where cannabis is nationally legal for medical or (in future) adult usage purposes

•	The facility will be characterized by the use of advanced technologies, such as:

º	Forced air, positive pressure (closed system), minimizing risk of contamination
º	The closed system conserves energy
º

Fully automated plant and bench movement, maximizes plant density, accelerates crop turnover, minimizes human plant interaction (reduced contamination risks), and ultimately results in increased yield per square foot and superior economic efficiencies (costs per gram)

º	Robotized internal logistics, resulting in improved workflow through the facility and allowing a further increase in plant density
º	Specialty glass ensuring optimal light penetration, shadow reduction and diffusion to support plant growth, and, ultimately reducing electrical consumption
º	Specialized, custom nutrient delivery systems, optimized for each respective strain growing in the facility at any time. Furthermore, the irrigation system reduces waste and supports plant health
º	Best-in-class HVAC system ensuring optimized climate conditions
º	Precipitation collection for reuse within the facility and irrigation processes
º	Low-carbon footprint design

Key Project Metrics and Timelines

•

Due to the high degree of automation, high plant density, rapid turnover of crops and optimized grow conditions, the new facility will be ultra-efficient. Management anticipates production costs to fall to well below $1 per gram at full capacity.

•	Based on the experience gained during the construction of Aurora Sky, the Company anticipates an accelerated construction timeline, shortening time to market.
•	Site preparation and construction will commence in the coming weeks.
•	Management anticipates first planting in the first half of calendar 2019, and completion of the full facility in the second half of calendar 2019.

Medicine Hat

Following a thorough review of potential locations across a broad set of parameters, management selected Medicine Hat, Alberta, as the home for Aurora Sun. The chosen location provides a number of key advantages:

•	Medicine Hat is located in the sunniest area (sunbelt) of Canada, which by comparison offers approximately 12.5% more annual sunlight hours than Ontario's Niagara region, resulting in significant power savings.
•	Medicine Hat offers low-cost electricity prices and affordable taxes.
•	Medicine Hat has a "business friendly" attitude, ensuring a smooth, efficient and rapid permitting process.
•	Medicine Hat owns its own power, gas, water and sewage utilities.

Commentary

"Aurora Sun exemplifies our cultivation and production philosophy focused on purpose-built, high technology, highly automated facilities with industry-leading efficiency, resulting in ultra-low production costs to ensure robust margins in all our markets," said Terry Booth, CEO. "We have significantly differentiated Aurora from our peers by investing in and rapidly building the world's most advanced model of cannabis production on a mass scale. We believe the Aurora Standard of cannabis production represents the most effectively replicable and scalable system to establish a successful global footprint."

Mr. Booth added, "We are grateful to the City of Medicine Hat, which has proven to be a very agile, capable and pro-active partner in making this project possible. We look forward to establishing ourselves both as an important local investor and employer, with more than 450 full time jobs anticipated, and a significant impact on the local economy for years to come."

Ted Clugston, Mayor of Medicine Hat, added, "With Aurora, we look forward to welcoming a growing international company committed to creating significant employment in our city. Medicine Hat's stable and reliable cost-competitive electricity and business-friendly environment are attracting high-technology operations, such as Aurora Sun. The Memorandum of Understanding signals our intention to work with Aurora to arrive at a mutually beneficial agreement that will best serve the residents of Medicine Hat."

The Honourable Deron Bilous, Minister of Economic Development and Trade for Alberta, added, "Large-scale capital investments – like Aurora's – are essential for driving diversification and giving more Albertans an opportunity to earn a good living for themselves and their families. Aurora is making our province proud attracting international attention and investment as we work together to build an economic recovery that lasts."

ALPS

Aurora Sun is designed by Aurora's in-house facility design, engineering and construction oversight division Aurora Larssen Projects (ALPS), the world's leading authority in advanced greenhouse design for the cannabis industry. ALPS currently is engaged in 15 cannabis greenhouse projects globally, including: Aurora sky, an 800,000 square foot facility under construction in Edmonton, Alberta, Aurora Nordic, a 1,000,000 square foot facility to be constructed as a joint venture in Odense, Denmark, and an 850,000 square foot Valleyfield, Quebec facility for The Green Organic Dutchman (TGOD), in which Aurora holds a 17.62% ownership interest.

Suppliers

Aurora anticipates working with the group of suppliers and contractors that have been involved with the construction of Aurora Sky. The close working relationship established during this project, the quality of the products, technology and workmanship, and the shared experience are anticipated to result in accelerated project delivery.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

Aurora is close to completion of the acquisition of all the outstanding shares of CanniMed Therapeutics Inc, Canada's most experienced licensed producer of medical cannabis, adding over 20,000 kg per annum in funded capacity, as well as Canada's strongest medical cannabis brand.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend to develop a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB".

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward looking statements made in this release include: (i) statements regarding the expected commencement of construction of Aurora sun; (ii) statements regarding the potential power supply agreement; (iii) statements regarding the facility characteristics including its size, growing and capacity; (iv) statements regarding the rapid growth of international markets, Aurora's intention to supply those markets, and Aurora's intention to use products grown at Aurora Sky to supply those markets and the Canadian marketplace;and (v) information regarding key metrics including predicted production costs. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Certain of the assumptions relied upon include: (i) the assumption that Aurora will be able to complete land acquisition in Medicine Hat, obtain necessary zoning changes, building permits, and commence construction; (ii) that Aurora will conclude a power supply agreement with the City of Medicine Hat; (iii) that the facility as permitted and constructed will meet the design characteristics described in this news release, (iv) that international markets for cannabis will continue to grow, and Aurora will be able to obtain necessary licenses and permits not only for the Aurora Sky facility, but to be able to sell its products in such international markets; and (v) that the facility will perform in line with Aurora's past practices and expected design parameters. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results to vary from those made in this news release include risks that: (i) the Company is unable to obtain all necessary regulatory approvals and licenses for construction and operation of the facility; (ii) the Company's zoning application is denied or requires amendment; (iii) the facility isnot completed to design capacity; (iv) the market for cannabis does not develop as expected. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.
Terry Booth
CEO

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/April2018/16/c5328.html

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For further information: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416 586-1938, cmacphail@national.ca; For Medicine Hat: City of Medicine Hat, Ted Clugston, Mayor, +1.403.529.8181; For the Ministry of Economic Development and Trade: Jean-Marc Prevost, Press Secretary, +1 780 644-8554, jean-marc.prevost@gov.ab.ca

CO: Aurora Cannabis Inc.

CNW 22:30e 16-APR-18